K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

September 12, 2025

VIA EDGAR

Mr. Aaron Brodsky

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Carillon Series Trust, Post-Effective Amendment No. 114

(Registration Nos. 033-57986; 811-07470)

Dear Mr. Brodsky:

The following are the responses by and on behalf of Carillon Series Trust (the “Registrant”) to the comments that you provided by telephone on March 3, 2025 and August 29, 2025 to Kathy Kresch Ingber and Jacob M. Derr regarding your review of Post-Effective Amendment No. 114 (“PEA No. 114”) to the Registrant’s registration statement on Form N-1A (“Registration Statement”), pertaining to the RJ Chartwell Premium Income ETF, RJ Eagle Municipal Income ETF, RJ Eagle Vertical Income ETF, and RJ Eagle GCM Dividend Select Income ETF (collectively, the “Funds”), each a separate series of the Registrant. PEA No. 114 was filed with the Securities and Exchange Commission (“SEC”) on January 14, 2025, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).

Your comments are set forth in bold below and are followed by the Registrant’s responses. Defined terms used but not defined herein have the same meanings as in the Registration Statement. The Registrant believes that the responses below fully address the comments of the SEC staff (“Staff”). Unless noted otherwise, where the same, or substantially the same, disclosure appears in multiple locations in the Registration Statement, the Registrant will reflect the changes in disclosure set forth below each time such disclosure appears.

1.   The “Investment objective” section of the RJ Chartwell Premium Income ETF (“Chartwell ETF”) states that the Chartwell ETF “seeks to deliver current income and gains while maintaining prospects for capital appreciation with lower volatility over market cycles.” Please disclose in the “Principal investment strategies” section of the Summary the meaning of “maintaining prospects for capital appreciation” and “lower volatility over market cycles” or provide more precise wording in the “Investment objective” section to reflect how the Fund is defining these phrases.

The Registrant has revised the disclosure in the first two paragraphs of the “Principal investment strategies” section to delete the wording that is struck through and include the information that is underlined:

“The fund is an actively managed exchange-traded fund. The fund seeks to achieve its investment objective by investing in a portfolio of generally 30-40 US-traded equity securities of large-capitalization U.S. and foreign companies, and selling (writing) U.S.

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exchange traded covered call options on each position (the “Covered Call Program”). The fund’s equity securities may include common stocks, depositary receipts, securities of foreign companies traded on U.S. exchanges and real estate investment trusts (“REITs”), and may have growth and/or value characteristics. The Covered Call Program is intended to generate income and achieve a lower volatility than the S&P 500 Index over market cycles, because selling a call option entitles the seller to receive a premium equal to the value of the option at the time of the trade, and this premium could reduce potential losses. ~~Selling a call option entitles the seller to receive a premium equal to the value of the option at the time of the trade. The Covered Call Program may reduce the fund’s volatility because the premium income associated with the sale of a call option could reduce potential losses. However, the fund will forfeit upside potential above the strike price of the written call options.~~

The fund will invest in dividend-paying and non-dividend paying securities and will endeavor to maintain an overall portfolio yield equal to or greater than that of the S&P 500 Index. Chartwell Investment Partners LLC (the “Subadviser”) will seek to achieve the fund’s investment objective of maintaining prospects for capital appreciation by writing ~~write~~ call options with expirations of generally up to twelve months, with strike prices that generally will be at or above the market price of the common stock, allowing the holding to increase in value. However, this capital appreciation will only be realized if the price of the stock increases, and is limited to the difference between the stock’s price and the strike price of the written option. The fund will forfeit upside potential above the strike price of the written call options. . . .”

2.   It appears that the name of each Fund’s Subadviser is the first term in the name of the Fund, and the name of each Fund’s investment adviser is not included. Please supplementally explain how the Funds’ names comply with the relevant conditions of the Registrant’s multi-manager exemptive order.

The Fund names comply with the terms of the Registrant’s multi-manager exemptive order (“Order”).1 The notice issued by the SEC in connection with the Order discloses that, in its application, the Registrant represented that “if the name of any Subadvised Fund contains the name of a subadviser, the name of the Adviser that serves as the primary adviser to the Fund, or a trademark or trade name that is owned by or publicly used to identify the Adviser, will precede the name of the subadviser.”2

The name of each Fund includes “RJ” before the name of the applicable Subadviser. RJ is a name that is publicly used to identify Carillon Tower Advisers, Inc., also doing business as Raymond James Investment Management (“RJIM”), the Funds’ investment adviser, which is a wholly-owned indirect subsidiary of Raymond James Financial, Inc. The “Investment Adviser” section of the prospectus, and the first paragraph of the “General Information” section of the statement of

1 Carillon Series Trust, et al., Investment Company Act Rel. No. 33464 (May 2, 2019) (Notice) (“Notice”); Investment Company Act Rel. No. 33494 (May 29, 2019) (Order).

2 Notice, supra n.1, at n.7.

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additional information (“SAI”), identifies the investment adviser’s use of the RJIM name. The Registrant has also updated the Registration Statement to note this fact in the “Investment Adviser” sections of each Summary.

3.   For each Fund, in footnote (c) to the table (“Fee Table”) in the “Fees and expenses of the fund” section of the Summary, disclose the period for which the expense reimbursement or waiver is expected to continue, including the expected termination date. In order to be reflected in the Fee Table, fee waivers must decrease a Fund’s expenses for at least one year from the effective date of the filing.

The Registrant has updated the prospectus disclosure to reflect that the applicable fee waiver and/or expense reimbursement arrangement will be in effect until May 1, 2027, which is at least one year from the effective date of the prospectus. As each Fund is anticipated to operate at its expense cap, the footnote has been removed from the Fee Table for each Fund.

4.   The “Principal investment strategies” section of the Summary for the Chartwell ETF describes the Fund’s use of a Covered Call Program. Please supplementally explain whether the Fund will only write options on positions that it holds or whether the Fund will be using a synthetic covered call strategy. If the Fund will be using a synthetic strategy, please supplementally address the following: (a) whether the purchased call options and sold call options will use the same reference asset; (b) whether the sold call options will be covered with purchased call options; (c) whether the notional principal will always be equal to, or larger than, the sold call options the Fund is covering; (d) whether the purchased call options will always be equal to, or longer than, the sold call options the Fund is covering; and (e) whether the strike price of the purchased call options would ever be higher than that of the sold call options and, if so, what the maximum difference in the strike price would be.

The Fund will only write options on positions that it holds, and will not use a synthetic covered call strategy.

5.   For the Chartwell ETF, please consider disclosing either in the “Principal investment strategies” section of the Summary or the “Additional Information Regarding Investment Strategies” section of the prospectus when the Fund will write traditional options contracts as opposed to Flexible Exchange Options (“FLEX Options”).

The Registrant has added the following sentence in the second paragraph of the “Principal investment strategies” section, following the sentence that begins “In addition to traditional options contracts…,” and has added a corresponding sentence in the “Additional Information Regarding Investment Strategies” section of the prospectus:

“The Subadviser will write traditional options contracts or FLEX Options based on its determination as to which instrument will better help the fund achieve its investment objectives and the tax implications of such a determination.”

6.   The “Principal investment strategies” section of the Chartwell ETF Summary states that that the that the Subadviser “will, at times, use a portion of the cash flow generated by

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the Covered Call Program to purchase call and put options on the S&P 500 Index or an exchange-traded fund that seeks to replicate the returns of the S&P 500 Index in order to allow the fund to participate in significant market gains and protect against significant losses.” Please supplementally explain how this strategy will work, and under what conditions the Fund would purchase options in order to participate in gains.

The Subadviser intends to implement this strategy by purchasing call options on the S&P 500 Index or an exchange-traded fund that seeks to replicate the returns of the S&P 500 Index with a strike price approximately 10-15% higher than the price of the underlying asset (i.e., “out of the money”), and that have a longer-term expiration date of approximately 9-12 months. The Subadviser would implement this strategy in circumstances where it anticipates significant market gains.

7.   The “Principal investment strategies” sections of the Summaries for the Chartwell ETF and the RJ Eagle GCM Dividend Select Income ETF (“GCM ETF”) disclose that each Fund “may invest a significant portion of its assets in the securities of companies in the information technology sector.” Please confirm that a Fund’s investments in the information technology sector (“IT Sector”) will be consistent with a Fund’s policy not to concentrate.

As disclosed in the “Investment Limitations - A. Fundamental Investment Policies” section of the SAI, teach Fund has adopted a fundamental concentration policy (“Concentration Policy”), which provides that, “[e]xcept as otherwise permitted by the 1940 Act or any applicable law, rule, order or interpretation, the funds may not purchase any security if, as a result of that purchase, more than 25% of its total assets would be invested in securities of issuers within the same industry.”

According to the Global Industry Classification Standard (“GICS”) framework, the IT Sector is comprised of multiple separate industry groups, industries and sub-industries. Notably, the Funds’ policy not to concentrate applies to investments in the same industry, not the same sector. The Funds’ compliance team will monitor each Fund’s investments in the separate industries within the IT Sector to ensure compliance with the Concentration Policy.

8.   The “Principal investment strategies” section of the Chartwell ETF Summary states that the “fund will generally sell a stock when the stock has met the Subadviser’s target price for sale, the investment thesis is no longer valid or a better investment opportunity has arisen.” Please briefly clarify in the “Principal investment strategies” section of the Summary or the “Additional Information Regarding Investment Strategies” section of the prospectus how the Subadviser determines the “target price” of a stock, and clarify or provide examples of scenarios in which the Subadviser’s investment thesis would no longer be valid.

The Registrant has revised the “Additional Information Regarding Investment Strategies” section of the prospectus to delete the wording that is struck through and include the information that is underlined:

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“RJ Chartwell Premium Income ETF | The Subadviser uses a “bottom-up” method of analysis based on fundamental research to determine which common stocks to purchase for the fund. A bottom-up method of analysis de-emphasizes the significance of economic and market cycles. The primary focus is the analysis of individual companies rather than the industry in which that company operates or the economy as a whole. The Subadviser seeks to purchase stocks that have reasonable valuations when viewed against the prospects for their sales and earnings growth rates. In addition, the Subadviser will consider the premiums to be received in connection with the sale of options in the Covered Call Program when selecting portfolio investments. The Subadviser will compare the amount of premium to be received by writing options on a position against measures of volatility for that underlying position. In selecting the stocks to be purchased for the portfolio and the options to be sold for the Covered Call Program, the Subadviser will seek to maintain a balanced approach between stocks with lower and higher volatility measures.

Additionally, the Subadviser will, at times, use a portion of the cash flow generated by the Covered Call Program to purchase call and put options on the S&P 500 Index or an exchange-traded fund that seeks to replicate the returns of the S&P 500 Index in order to allow the fund to participate in significant market gains and protect against significant losses. Although the Subadviser typically does not emphasize investment in any particular investment sector or industry, at times, the fund may invest a significant portion of its assets in the securities of companies in the information technology sector. However, as the sector composition of the fund’s portfolio changes over time, the fund’s exposure to the information technology sector may be lower at a future date, and the fund’s exposure to other market sectors may be higher.

In purchasing a security, the Subadviser determines a target price for that security based on its current and expected fundamentals, and current and historic valuation, both on an absolute basis and relative to its peers and the market. The Subadviser evaluates this target price periodically based on the security’s price movement, changes in company fundamentals and changes in market conditions. The Subadviser may at times purchase a stock based on one or more investment theses, such as that the stock is undervalued based on its historical and anticipated fundamentals, new product(s) may increase sales or earnings, or a successful restructuring program is not reflected in the stock’s valuation. The fund will generally sell a stock when the stock has met the Subadviser’s target price for sale, the Subadviser believes the investment thesis is no longer correct or will not come to fruition, ~~valid~~ or a better investment opportunity has arisen. The fund is not required to sell common stocks whose market values appreciate or depreciate outside the fund’s market capitalization range.”

9.   Please provide supplementally the broad-based securities market index and any secondary index that will be used to measure the performance of each Fund.

At this time: (1) Chartwell ETF intends to use the S&P 500 Index as its broad-based securities market index; (2) the RJ Eagle Municipal Income ETF (“Eagle Municipal ETF”) intends to use the Bloomberg Municipal Bond Index as its broad-based securities market index, and the Bloomberg Municipal Bond 15 Year (12-17) TR Index Unhedged USD as a secondary index; (3)

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the RJ Eagle Vertical Income ETF (“Eagle Vertical ETF”) intends to use the Bloomberg U.S. Aggregate Bond Index as its broad-based securities market index, and the Bloomberg U.S. Corporate Total Return Value Unhedged USDMMIS as a secondary index; and (4) the GCM ETF intends to use the S&P 500 Index as its broad-based securities market index. The Funds may determine to select different indices prior to the reporting of performance pursuant to Form N-1A, Item 4.

10.  The “Principal investment strategies” section of the Eagle Municipal ETF Summary states that the Fund “may invest in investment grade municipal securities issued or guaranteed by Puerto Rico or its agencies or instrumentalities.” Please add disclosure addressing any principal risks associated with these instruments.

The Registrant has added to the “Principal risks” section of the Summary and the “Additional Information About Principal Risk Factors” section of the statutory prospectus addressing the risks associated with investments in municipal securities issued or guaranteed by Puerto Rico or its agencies or instrumentalities, as set forth below:

Principal risks:

“Puerto Rico municipal securities risk is the risk that the fund may be affected by certain developments, such as political, economic, environmental, social, regulatory or debt restructuring developments, that impact the ability or obligation of Puerto Rico municipal issuers to pay interest or repay principal. In recent years, Puerto Rico has experienced persistent budget deficits, a recession, and related economic, fiscal and financial challenges, a high unemployment rate, a severe natural disaster, and significant underfunded pension liabilities, which may negatively affect the value of any holdings the fund may have in Puerto Rico municipal securities. Certain issuers of Puerto Rico municipal securities have experienced significant financial difficulties and the continuation or reoccurrence of these difficulties may impair their ability to pay principal or interest on their obligations.”

Additional Information About Principal Risk Factors:

“Puerto Rico municipal securities. A fund that invests in municipal securities issued by Puerto Rico or its instrumentalities may be affected by certain developments, such as political, economic, environmental, social, regulatory or debt restructuring developments, that impact the ability or obligation of Puerto Rico municipal issuers to pay interest or repay principal. In recent years, Puerto Rico has experienced persistent budget deficits, a recession, and related economic, fiscal and financial challenges, a high unemployment rate, a severe natural disaster, and significant underfunded pension liabilities, which may negatively affect the value of any holdings a fund may have in Puerto Rico municipal securities. A significant portion of Puerto Rico’s debt is issued by the major public agencies that are responsible for many of the island’s public functions, such as water, wastewater, highways, electricity, education and public construction. Certain issuers of Puerto Rico municipal securities have experienced significant financial difficulties and the continuation or reoccurrence of these difficulties may impair their ability to pay principal or interest on

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their obligations. In addition, provisions of the Puerto Rico Constitution and Commonwealth laws, including a federally-appointed oversight board to oversee the Commonwealth’s financial operations, which limit the taxing and spending authority of Puerto Rico governmental entities, may impair the ability of Puerto Rico issuers to pay principal and/or interest on their obligations. Puerto Rico’s economy is focused in certain industries, such as the manufacturing and service industries, and may be sensitive to economic problems affecting those industries. Future Puerto Rico-related developments, such as political and economic developments, constitutional amendments, legislative measures, executive orders, administrative regulations, litigation, debt restructuring, voter initiatives, social unrest, environmental events, natural disasters, pandemics, or epidemics could have an adverse effect on the debt obligations of Puerto Rico issuers.”

11.  The “Principal investment strategies” section of the Eagle Municipal ETF Summary states that “[t]he Subadviser’s process combines the top-down analysis of the overall economic and market environment, including factors such as government and U.S. Federal Reserve policy, the outlook for interest rates and inflation, the global market, the domestic economy and demographics, with a bottom-up fundamental analysis of municipal issuers.” Briefly clarify in disclosure what is meant by “demographics” in this context.

The Registrant has revised the second paragraph of the “Principal investment strategies” section of the prospectus to include the information that is underlined:

The Subadviser seeks to invest in securities with the potential to provide attractive current yields or that are trading at competitive market prices. The Subadviser’s process combines the top-down analysis of the overall economic and market environment, including factors such as government and U.S. Federal Reserve policy, the outlook for interest rates and inflation, the global market, the domestic economy, and demographics (i.e., population gains or declines, or changes to the average age of a population), with a bottom-up fundamental analysis of municipal issuers. . . .”

12.  The “Principal investment strategies” section of the Eagle Municipal ETF Summary states that the Fund “may invest 25% or more of its total assets in municipal securities that finance education, health care, housing, transportation, utilities and other similar projects, or in industrial development bonds.” Please add disclosure addressing any principal risks associated with these instruments, and please confirm that investments in these instruments will be consistent with the Fund’s Concentration Policy.

The Registrant has added to “Municipal securities risk” in the “Principal risks” section of the Summary and the “Additional Information About Principal Risk Factors” section of the statutory prospectus disclosure addressing the risks associated with investing significantly in municipal securities that finance a particular industry. The Registrant confirms that these investments will be consistent with the Fund’s Concentration Policy.

13.  The “Principal investment strategies” section of the Eagle Municipal ETF Summary states that the Fund may invest in forward commitments. Please add disclosure addressing

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any principal risks associated with these instruments or remove them from the Principal investment strategies.

The Registrant has removed the reference to forward commitments from the “Principal investment strategies” section.

14.  The “Principal risks” section of the Eagle Municipal ETF Summary discloses “Callable securities risk” as a principal risk of the Fund. Please reference such instruments in the “Principal investment strategies” section or remove this risk from the “Principal risks” section.

The Registrant has removed this risk from the “Principal risks” section.

15.  Please advise the Staff supplementally whether the term “Vertical” in the name of the Eagle Vertical ETF refers to anything specific and, if so, consider adding relevant disclosure in the “Principal investment strategies” and “Principal risks” sections of the Fund Summary.

The term “vertical” refers to a company’s capital structure, and reflects that the Eagle Vertical ETF may invest opportunistically in a company’s debt securities, preferred securities or common stock. In response to both this comment and comment 16 below, the Registrant has revised the first paragraph of the “Principal investment strategies” section of the prospectus to delete the wording that is struck through and include the information that is underlined:

“The fund is an actively managed exchange-traded fund. The fund aims to maximize an investor’s yield potential by utilizing a capital-structure agnostic approach that provides flexibility to invest in any level of a company’s vertical capital structure, including a company’s bonds, preferred stock and common stock ~~in its investments~~. The fund primarily invests in investment-grade corporate bonds issued by companies included in the Bloomberg US Corporate Index. However, the fund will opportunistically invest in a company’s common stock and preferred securities, rather than its debt securities, if Eagle Asset Management, Inc. (the “Subadviser”) determines that the common stock or preferred securities may provide greater risk-adjusted income potential.”

16.  The “Principal investment strategies” section of the Eagle Vertical ETF Summary discloses that the Fund uses a “capital-structure agnostic approach in its investments.” Please briefly define in disclosure what this means.

In response to both this comment and comment 15 above, the Registrant has revised the first paragraph of the “Principal investment strategies” section of the prospectus to delete the wording that is struck through and include the information that is underlined:

“The fund is an actively managed exchange-traded fund. The fund aims to maximize an investor’s yield potential by utilizing a capital-structure agnostic approach that provides flexibility to invest in any level of a company’s vertical capital structure, including a company’s bonds, preferred stock and common stock ~~in its investments~~. The fund primarily invests in investment-grade corporate bonds issued by companies included in the

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Bloomberg US Corporate Index. However, the fund will opportunistically invest in a company’s common stock and preferred securities, rather than its debt securities, if Eagle Asset Management, Inc. (the “Subadviser”) determines that the common stock or preferred securities may provide greater risk-adjusted income potential.”

17.  The “Principal investment strategies” section of the Eagle Vertical ETF Summary discloses that, while “the Fund primarily invests in investment-grade corporate bonds issued by companies included in the Bloomberg US Corporate Index,” it “will opportunistically invest in a company’s common stock and preferred securities, rather than its debt securities,” if the Fund’s Subadviser “determines that the common stock and preferred securities may provide greater risk-adjusted income potential.” Please clarify whether the Fund’s investments in equity securities will be limited to the common stock and preferred securities of companies included in the Bloomberg US Corporate Index.

The Registrant confirms that the Bloomberg US Corporate Index is the investment universe for the common stock and preferred securities in which the fund may invest. Accordingly, the Registrant has deleted the fourth word in the “Additional Information Regarding Investment Strategies” section of the prospectus regarding the Eagle Vertical ETF, as set forth in the response to comment 18 below.

18.  The “Principal investment strategies” section of the Eagle Vertical ETF Summary discloses that “the Subadviser utilizes a quantitative screen and a risk management overlay to determine the risk-adjusted relative yield potential of different parts of an issuer’s capital structure.” Please briefly disclose in the Summary or the “Additional Information Regarding Investment Strategies” section of the prospectus the nature and the purpose of the quantitative screen.

The Registrant has revised the “Additional Information Regarding Investment Strategies” section of the prospectus to delete the wording that is struck through and include the information that is underlined:

“RJ Eagle Vertical Income ETF | The fund invests ~~primarily~~ in issuers ~~I~~ included in the Bloomberg US Corporate Index. In making its investments, the Subadviser uses a quantitative screen as a filtering tool to compare a given company’s 10-year bond equivalent yield, preferred security yield, and equity security dividend yield ~~compares yields of securities across a company’s capital structure, including the dividends and/or income paid on debt securities, preferred securities and common stocks~~. In instances where the ~~dividend and/or income~~ yield on common stock or preferred securities exceeds the yield of the 10-year bond of the respective issuer, the fund will consider buying common stock or preferred securities. The fund’s sell discipline leads the team to consider selling a security if: there is a change in interest rate outlook and/or economic environment that requires re-positioning the portfolio; a deterioration in underlying credit conditions or fundamental equity market conditions; or, if the fund identifies another issuer, sector, or security that is relatively more attractive.”

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19.  In the “Principal investment strategies” and “Principal risks” sections of each Fund summary, as applicable, please disclose how small-, mid-, and large cap companies are defined.

The terms small-, mid- and large-cap companies refer to issuers with different market capitalizations. These capitalization ranges may fluctuate with market changes, and each portfolio management team may define these terms differently at various times.

As the Registrant is not aware of a legal requirement to disclose the definition of small-, mid- and large-cap companies, and in light of the variability inherent in these terms, the Registrant has determined not to include the requested disclosure.

20.  The “Principal risks” section of the Eagle Vertical ETF Summary discloses convertible securities as a sub-risk of equity securities. If the Fund will invest in contingent convertible securities, please discuss these instruments in the “Principal investment strategies” and “Principal risks” sections of the Summary.

The Eagle Vertical ETF will not invest in contingent convertible securities.

21.  The “Principal investment strategies” section of the GCM ETF Summary discloses that, to enhance the portfolio’s yield, the Fund also may invest in “out-of-favor companies.” Please disclose how the Subadviser is defining “out-of-favor” companies or direct the Staff to such disclosure.

In response to both this comment and comment 22 below, the Registrant has revised the third paragraph of the “Principal investment strategies” section to include the information that is underlined:

“To enhance the portfolio’s yield, the fund also will invest in companies of any market capitalization with higher dividend yields, which may not meet the above criteria. These companies may include: (i) out-of-favor companies (i.e., companies that may be experiencing reduced popularity or declining investor interest), (ii) Master Limited Partnerships (“MLPs”), (iii) YieldCos (which own and operate income-generating assets and are designed to produce predictable cash flows), (iv) Business Development Companies (“BDCs”) and (v) real estate investment trusts (“REITs”). The fund’s investments may include exchange-traded funds that invest in MLPs.”

22.  In the “Principal investment strategies” section of the GCM ETF Summary, the Registrant discloses that, to enhance the portfolio’s yield, the Fund also may invest in YieldCos. Please disclose how the Subadviser is defining YieldCos or direct the Staff to such disclosure.

In response to both this comment and comment 21 above, the Registrant has revised the third paragraph of the “Principal investment strategies” section to include the information that is underlined:

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“To enhance the portfolio’s yield, the fund also will invest in companies of any market capitalization with higher dividend yields, which may not meet the above criteria. These companies may include: (i) out-of-favor companies (i.e., companies that may be experiencing reduced popularity or declining investor interest), (ii) Master Limited Partnerships (“MLPs”), (iii) YieldCos (which own and operate income-generating assets and are designed to produce predictable cash flows), (iv) Business Development Companies (“BDCs”) and (v) real estate investment trusts (“REITs”). The fund’s investments may include exchange-traded funds that invest in MLPs.”

23.  In the “Additional Information Regarding Investment Strategies” section of the prospectus, the Chartwell ETF discloses that “the Subadviser will compare the amount of premium to be received by writing options on a position against measures of volatility for that underlying position.” Please briefly clarify in the disclosure the measures of volatility that would be used.

The Registrant has revised the sixth sentence of the “Additional Information Regarding Investment Strategies” section to include the information that is underlined:

“The Subadviser will compare the amount of premium to be received by writing options on a position against measures of volatility for that underlying position, such as its beta (i.e., its volatility compared to a broader index) or 120-day price volatility.”

24.  The “Investment Limitations - A. Fundamental Investment Policies” section of the SAI states that the limits on concentration for the Funds do not apply to securities or obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Please note that the Funds should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policies.

The Registrant confirms that the Funds will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining a Fund’s compliance with its concentration policies.

25  In the “Principal investment strategies” section of the Chartwell ETF Summary, please update the disclosure to reflect the explanation included in the supplemental response to Comment 6 , including that the contemplated options would be out of the money.

The Registrant has revised the “Principal investment strategies” section of the Chartwell ETF Summary and the related “Additional Information Regarding Investment Strategies” section of the prospectus to reflect the explanation included in the supplemental response to Comment 6, including that the contemplated options would be out of the money.

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26.  The “Principal investment strategies” section of the Eagle Vertical ETF Summary, states that the “fund typically will invest in approximately 50-100 large-capitalization companies.” Please consider defining the term “large-capitalization” or providing a capitalization range.

The Registrant has added the following disclosure to the third paragraph of the “Principal investment strategies” section of the Eagle Vertical ETF Summary:

“The Subadviser considers large-capitalization companies to be companies that, at the time of initial purchase, have capitalizations within the range of the S&P 500 Index (which was approximately $5.84 billion to $3.79 trillion as of December 31, 2024). The fund is not required to sell common stock when market values appreciate or depreciate outside the fund’s market capitalization range.”

27.  In the “Investment Limitations - A. Fundamental Investment Policies” section of the SAI, please include as an explanatory note the supplemental response to Comment 24.

The Registrant has added to the “Investment Limitations - A. Fundamental Investment Policies” section of the SAI the explanation included in the supplemental response to Comment 24.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Susan L. Walzer

Ludmila M. Chwazik

 Carillon Tower Advisers, Inc.